Exhibit 99.3

Guardforce AI Reports Positive Adjusted Net Income for the First Half of 2024

Gross profit increased 50% in H1 2024 compared to H1 2023

Establishing a strong AI technology foundation for solution development in travel and retail

NEW YORK, NY / September 23, 2024 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an integrated security, AI and Robot-as-a-Service (RaaS) provider, today announced financial results and provided a business update for the first half of 2024 (H1 2024) ended June 30, 2024.

H1 Financial Highlights

●	Gross profit increased by approximately 50.0% in H1 2024 compared to H1 2023, driven in part by an improvement in gross profit margin, which increased to approximately 18.4% in H1 2024, compared to approximately 12.0% in H1 2023

●	Adjusted net income (Non-IFRS) was approximately $0.1 million in H1 2024 compared to an adjusted net loss of approximately $1.8 million in H1 2023

●	Selling, distribution, and administrative expenses was approximately $5.0 million for H1 2024, a 25.7% decrease, compared to approximately $6.7 million for H1 2023

●	Operating loss improved by approximately $9.8 million, or 82.5%, to approximately $2.1 million in H1 2024, compared to approximately $11.9 million in H1 2023.

●	As of June 30, 2024, the Company had cash and cash equivalents and restricted cash of approximately $15.5 million

Lei (Olivia) Wang, Chairwoman and Chief Executive Officer of Guardforce AI, stated, “2024 marks a pivotal year for us as we improved financial performance and drove business from our established core technological foundation for our AI initiatives. Our primary focus is developing GFAI Agents, which serve as the key technological backbone for our AI-driven travel and purchase solutions. By concentrating on high-margin services within the retail and travel sectors, alongside implementing cost-control initiatives, we’ve achieved notable results. We expanded services to over 25,000 retail stores, turned adjusted net income positive (reconciliation below), and achieved an approximately 50.0% increase in gross profit in H1 2024 compared to H1 2023. These efforts have propelled us further on our transformative journey toward becoming a leading AI solution provider, while reinforcing a solid and sustainable business model.”

H1 2024 Business Highlights

●	Consolidated legacy business by securing long-term contracts with key clients, expanded retail client base, and drove growth in higher-margin solutions:

o	Guardforce Cash Solutions Security (Thailand) Company (GFCS) won a 5-year contract to operate a Consolidate Cash Center (CCC) in Chiang Mai, Thailand, to become the largest CCC operator on behalf of the Bank of Thailand, operating 50% of its CCC operations. This operation allows GFCS to upgrade facility capabilities without additional investment, enhancing the overall operation with higher profit margins.

o	Guardforce Digital Machine (GDM) revenue increased by approximately $0.8 million, or 74.3%, in H1 2024 compared to H1 2023. GDM is a higher profit-margin solution which provides clients, particularly retail clients, with digital cash processing solutions.

o	Beijing Wanjia Security System Limited secured two long-term contracts with existing key clients, expanding security alarm solutions to approximately an additional 3,900 stores, representing a more than 50% increase compared to 2023, and bringing the total stores serviced to approximately 12,000 stores across Mainland China.

o	The total number of retail stores served in the security sector surpassed 25,000, marking a transformative milestone in the client base. This strategy helps the Company better understand clients’ needs, standard procedures, and industry pain points, allowing the development of customized AI solutions.

●	Developed GFAI Agents as the core technology foundation for AI Purchase and AI Travel Solutions:

o	Upgraded Guardforce AI Intelligent Cloud Platform as a unified cloud platform to integrate various large language models and third-party APIs for GFAI Agents development.

o	Leveraged client insights and service experience to develop GFAI Agents that address the challenge of matching the right products to end-users in the travel and retail industries.

o	Developed the proof of concept for the AI Travel Assistant to optimize travel routes, resources, and real-time agenda adjustments for end-users in the travel industry, as well as AI Purchase solutions to provide tailored product recommendations for end-users in retail.

●	Diversified existing RaaS solutions by:

o	Partnering with iApp Technology Co., Ltd, a Thailand-based technology company specializing in AI and data processing management, to launch “LinguaBot,” which integrates generative AI features to enhance the robots’ chatbot capabilities for concierge services.

o	Launching RoboTravel Agent (RTA), an upgraded AIoT Robot Advertising solution for the travel industry that includes a smart ticketing system and coupon promotion features for scenic sites.

o	Continuing partnership with China International Travel Service Shenzhen Co., Ltd (Nice Tour), and rolling out approximately 1,000 RTAs in Asia Pacific.

o	Expanding AIoT Robot Advertising to the U.S., with more than 200 robots deployed.

o	Launching a decentralized spatial computing solution that utilizes robots’ unused computing power to process complex tasks beyond advertising. This initiative will not only generate additional revenue for Guardforce AI but also offers the potential for revenue-sharing with businesses where the robots are deployed, creating a mutually beneficial business model.

“In 2024, we continue to focus on consolidating our legacy business, strengthening our client base in the travel and retail sectors, and accelerating R&D in AI solutions, particularly the development of GFAI Agents tailored for these industries. Our achievements in the first half of the year have laid a strong foundation for continued growth, as we remain committed to creating products and services that help our customers optimize their sales and marketing operations. Additionally, we continue to carefully manage our expenses and have implemented successful cost reduction strategies that have effectively lowered operating expenses overall,” concluded Ms. Wang.

Financial Overview

Net revenue decreased by approximately $0.4 million, or 2.4%, to approximately $17.6 million, for H1 2024, compared to approximately $18.0 million for H1 2023. The decrease is mainly due to the decrease of foreign currency exchange rates between Thai Baht and U.S. Dollars. Despite the impact of foreign currency exchange rates, revenue for the secured logistics business increased by approximately $0.8 million, or 5.2%, compared to the H1 2023. Gross profit increased to approximately $3.2 million for H1 2024, compared to approximately $2.2 million for H1 2023. Gross profit margin increased to 18.4% for H1 2024, from 12.0% for H1 2023, primarily due to cost control initiatives and a higher profit margin from our continued growing GDM business and Cash-In-Transit business with our retail customers.

For H1 2024, selling, distribution, and administrative expenses decreased significantly to approximately $5.0 million, compared to approximately $6.7 million for H1 2023, representing a 25.7% decrease. Operating loss was approximately $2.1 million in H1 2024, compared to approximately $11.9 million in H1 2023, mainly due to the reduction in fixed asset depreciation and inventory provisions. Adjusted net income (Non-IFRS) was approximately $0.1 million in H1 2024 compared to an adjusted net loss of approximately $1.8 million in H1 2023. As of June 30, 2024, and 2023, the Company had cash and cash equivalents and restricted cash of approximately $15.5 million and $26.0 million, respectively.

About Guardforce AI Co., Ltd.

Guardforce AI Co., Limited (NASDAQ: GFAI/GFAIW) is an integrated solution provider, specializing in security solutions, and focusing on implementing AI and robotics solutions to improve business operational efficiency and sales and marketing process, especially for the retail and travel industry in the Asia Pacific. Drawing upon 42 years’ operational experience, established premiere long-term customer base, and sales channels, Guardforce AI has built a robust foundation towards the next level of elevating tailored AI solutions and expanding globally. For more information, visit www.guardforceai.com Twitter: @Guardforceai.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and annual reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

(tables follow)

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Profit and Loss

(Expressed in U.S. Dollars)

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Revenue	$17,566,844	$18,005,603
Cost of sales	(14,327,094)	(15,846,807)
Gross profit	3,239,750	2,158,796

Stock-based compensation	(172,655)	-
Recovery (Provision for and write off) of withholding tax receivable	32,980	(561,277)
Provision for expected credit loss on trade and other receivables	(184,180)	(870,408)
Provision for obsolete inventories	-	(3,090,283)
Impairment loss on fixed assets	-	(1,591,766)
Impairment on goodwill	(30,467)	(1,263,040)
Selling, distribution and administrative expenses	(4,967,290)	(6,683,850)
Operating loss from continuing operations	(2,081,862)	(11,901,828)

Other income, net	312,342	77,665
Foreign exchange losses, net	(49,041)	(584,093)
Finance costs	(81,534)	(578,308)
Loss before income tax from continuing operations	(1,900,095)	(12,986,564)

Provision for income tax benefit (expense)	22,949	(874,431)
Net loss for the period from continuing operations	(1,877,146)	(13,860,995)

Discontinued operations:
Net gain for the period from discontinued operations	38,719	11,562
Net loss for the period	(1,838,427)	(13,849,433)
Less: net profit (loss) attributable to non-controlling interests	9,167	(30,214)
Net loss attributable to equity holders of the Company	$(1,847,594)	$(13,819,219)

Loss per share
Basic and diluted loss attributable to the equity holders of the Company	$(0.18)	$(4.35)

Loss per share from continuing operations
Basic and diluted loss attributable to the equity holders of the Company	$(0.19)	$(4.36)

Weighted average number of shares used in computation:
Basic and diluted	9,991,600	3,174,282

Guardforce AI Co., Limited and Subsidiaries

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$13,979,217	$20,235,227
Restricted cash	26,319	100,764
Trade receivables	5,316,983	5,630,805
Other current assets	2,633,799	1,665,571
Withholding tax receivable, net	366,884	607,221
Inventories	381,155	506,403
Amounts due from related parties	13,086	2,172,638
Assets held for sale	-	201,963
Total current assets	22,717,443	31,120,592

Non-current assets:
Restricted cash	1,496,236	1,608,762
Property, plant and equipment	3,280,470	4,043,725
Right-of-use assets	2,588,540	2,688,208
Intangible assets, net	2,684,655	2,836,250
Goodwill	411,862	411,862
Withholding tax receivable, net	1,504,543	1,617,625
Deferred tax assets, net	1,110,164	1,085,477
Other non-current assets	390,065	402,447
Total non-current assets	13,466,535	14,694,356
Total assets	$36,183,978	$45,814,948

Liabilities and Equity
Current liabilities:
Trade and other payables	$3,047,534	$3,016,850
Borrowings	187,288	337,241
Borrowing from a related party	-	3,104,149
Current portion of operating lease liabilities	1,457,783	1,239,066
Current portion of finance lease liabilities	53,055	108,597
Other current liabilities	1,764,636	3,171,643
Amounts due to related parties	139,557	2,898,506
Liabilities directly associated with the assets held for sale	-	130,876
Total current liabilities	6,649,853	14,006,928

Non-current liabilities:
Borrowings	-	44,410
Operating lease liabilities	1,124,195	1,455,857
Finance lease liabilities	203,127	218,996
Provision for employee benefits	4,591,555	4,935,982
Total non-current liabilities	5,918,877	6,655,245
Total liabilities	12,568,730	20,662,173

Equity
Ordinary shares – par value $0.12 authorized 300,000,000 shares, issued and outstanding 10,237,282 shares at June 30, 2024; issued and outstanding 9,830,373 shares at December 31, 2023	1,228,509	1,179,680
Subscription receivable	(50,000)	(50,000)
Additional paid in capital	82,011,907	80,983,164
Legal reserve	223,500	223,500
Warrants reserve	251,036	251,036
Accumulated deficit	(60,188,269)	(58,340,675)
Accumulated other comprehensive income	209,422	985,120
Capital & reserves attributable to equity holders of the Company	23,686,105	25,231,825
Non-controlling interests	(70,857)	(79,050)
Total equity	23,615,248	25,152,775
Total liabilities and equity	$36,183,978	$45,814,948

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the six months ended June 30,
	2024	2023
Cash flows from operating activities	(Unaudited)	(Unaudited)
Net (loss) from continuing operations	$(1,877,146)	$(13,860,995)
Net gain from discontinued operations	38,719	11,562
Net loss	(1,838,427)	(13,849,433)
Adjustments for:
Depreciation and Amortization of fixed and intangible assets	1,556,922	2,619,001
Stock-based compensation	172,655	-
(Recovery) Provision for and write off of withholding tax receivable	(32,980)	561,277
Provision for expected credit loss on trade and other receivables	184,180	869,519
Provision for obsolete inventories	-	3,090,282
Impairment loss on fixed assets	-	1,591,766
Impairment on goodwill	30,467	1,263,040
Finance costs	81,778	584,897
Interest income	(261,041)	-
Deferred income taxes	(101,998)	874,431
(Gain) Loss from assets disposal	(31,577)	41,965
Gain on disposal of a subsidiary	(3,607)	-
Changes in operating assets and liabilities:
(Increase) Decrease in trade and other receivables	(90,891)	157,279
Increase in other assets	(1,005,338)	(719,595)
Decrease in inventories	114,223	296,824
(Decrease) Increase in amounts due to related parties	(386,720)	639,807
(Decrease) Increase in Trade and other payables and other current liabilities	(437,966)	1,285,317
Decrease (Increase) in withholding tax receivable	227,903	(374,013)
Increase in provision for employee benefits	13,428	20,774
Net cash used in operating activities	(1,808,989)	(1,046,862)

Cash flows from investing activities
Acquisition of property, plant and equipment	(34,442)	(829,231)
Proceeds from sale of property, plant and equipment	27,805	-
Acquisition of intangible assets	(114,224)	(217,077)
Disposal of a subsidiary, net of cash disposed	(28,186)	-
Interest received	283,750	-
Net cash provided by (used in) investing activities	134,703	(1,046,308)

Cash flows from financing activities
Proceeds from issue of shares	-	20,867,386
Proceeds from exercise of warrants	-	506,693
Cash paid for the cancellation of fractional shares	-	(49,664)
Proceeds from bank borrowings	-	1,756,738
Repayment of bank borrowings	(252,717)	(1,937,096)
Repayment of related party borrowings	(3,304,787)	-
Payment of lease liabilities	(877,553)	(1,267,979)
Net cash (used in) generated from financing activities	(4,435,057)	19,876,078

Net (decrease)/increase in cash and cash equivalents, and restricted cash	(6,109,343)	17,782,908
Effect of movements in exchange rates on cash held	(362,280)	16,840
Cash and cash equivalents, and restricted cash at January 1,	21,973,395	8,230,644
Cash and cash equivalents, and restricted cash at June 30,	$15,501,772	$26,030,392

Non-cash investing and financing activities
Equity portion of purchase consideration paid for acquisition of subsidiaries	-	1,848,000

Non-IFRS Financial Measures

To supplement our unaudited interim condensed consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the non-IFRS adjusted EBITDA as financial measures for our consolidated results.

We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We believe that these non-IFRS measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present the non-IFRS financial measures in order to provide more information and greater transparency to investors about our operating results.

EBITDA represents net (loss) income before (i) finance costs, income tax benefit and depreciation of fixed assets and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Non-IFRS adjusted net (loss) income represents net (loss) income before (i) finance costs, income tax benefit and depreciation of fixed assets and amortization of intangible assets, (ii) certain non-cash expenses, consisting of stock-based compensation expense, allowance for and write off of withholding tax receivables, provision for obsolete inventory and impairment loss on fixed assets.

Non-IFRS (loss) earnings per share represents non-IFRS net (loss) income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods. Non-IFRS diluted earnings per share represents non-IFRS net (loss) income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis.

The table below is a reconciliation of our net loss to EBITDA and non-IFRS net (loss) income for the periods indicated:

	For the six months ended June 30,
	2024	2023
Net loss from continuing operations - IFRS	$(1,877,146)	$(13,860,995)
Finance costs	81,534	578,308
Provision for income tax (benefit) expense	(22,949)	874,431
Depreciation and amortization expense	1,556,922	2,619,001
EBITDA	(261,639)	(9,789,255)
Stock-based compensation	172,655	-
(Recovery) provision for and write off of withholding taxes receivable	(32,980)	561,277
Provision for expected credit loss on trade and other receivables	184,180	870,408
Provision for obsolete inventories	-	3,090,283
Impairment loss on fixed assets	-	1,591,766
Impairment on goodwill	30,467	1,263,040
Foreign exchange losses, net	49,041	584,093
Adjusted net income (loss) (Non-IFRS)	$141,724	$(1,828,388)
Non-IFRS earnings (loss) per share
Earnings (Loss) per share attributable to equity holders of the Company
Basic and diluted	$0.01	$(0.58)

Weighted average number of shares used in computation:
Basic and diluted	9,991,600	3,174,282